December 28, 2012

Via EDGAR and Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Aviv REIT, Inc. Registration Statement on Form S-11 (Registration No. 333-185532)

Ladies and Gentlemen:

On behalf of Aviv REIT, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated December 20, 2012 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11, Registration No. 333-185532, filed on December 17, 2012 (the “Registration Statement”) and relating to the Company’s registration of shares of its common stock, par value $0.01 per share. Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein. For your convenience, three (3) courtesy copies of this letter and Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on December 17, 2012, are also being delivered to Ms. Kristina Aberg.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on December 17, 2012; page numbers and other similar references used in the Company’s responses refer to Amendment No. 1 unless otherwise noted.

Presentation of Non-GAAP Financial Information, page iii

Staff comment No. 1:

We note your response to prior comment 5 of our letter dated November 28, 2012 and updated disclosures. Please amend to also include a reconciliation of the non-GAAP financial measures of EBITDA and FFO to Cash flows provided by operating activities. Alternatively, please revise the disclosure to indicate that management does not consider these non-GAAP measures to be liquidity measures.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

December 28, 2012

Response:

The Company has revised its disclosure to include reconciliations of EBITDA and FFO to Cash flows provided by operating activities. Please see pages 14 and 15.

Distribution Policy, page 36

Staff comment No. 2:

We note your response to prior comment 10 and reissue the comment in part. Please provide clarifying disclosure in your prospectus consistent with your response indicating that because your properties are subject to triple net leases, you believe you have no additional operating costs relating to acquired or developed properties.

Response:

The Company has included a statement in its prospectus indicating that, due to the triple net nature of its leases, no additional property-specific operating costs are incurred relating to acquired or developed properties. Please see page 38.

Staff comment No. 3:

We note your response to prior comment 11. Given that these charges appear to occur regularly in the periods reported, we do not believe these adjustments are appropriate. Please revise.

Response:

The Company has revised its disclosure to remove the adjustment for indemnity expense. Please see page 39. Earnout accretion is a non-cash expense and therefore the Company continues to believe it appropriate to adjust for earnout accretion in order to determine cash available for distributions. While the Company believes the charge is non-recurring, it has removed that characterization in the disclosure in response to the Staff’s comment. Please see page 39.

Staff comment No. 4:

We note your responses to prior comments 12 and 14. If as indicated in your response to comment 14 all anticipated capital expenditures are considered by management to be non-recurring capital expenditures, please remove capital expenditures and related financing from the table. We would not object to footnote disclosure. If you do anticipate recurring capital expenditures in the next 12 months, please clarify your disclosure, consistent with your response, to indicate that such amounts provided are the amount of anticipated capital expenditures, not only those amounts for which you have commitments.

Securities and Exchange Commission

December 28, 2012

Response:

The Company has revised its disclosure to remove anticipated capital expenditures and related financing from the table. Please see page 39.

Business, page 74

Our Portfolio, page 77

Staff comment No. 5:

We have reviewed your response to comment 24. Please include similar disclosure in the prospectus.

Response:

The Company has revised its disclosure in its prospectus to include a discussion of how it monitors the credit quality of its operators. Please see page 78.

Director Compensation, page 98

Staff comment No. 6:

We have reviewed your response to comment 30. We will continue to monitor future amendments for a description of these terms.

Response:

The Company has included in Amendment No. 1 a discussion of its anticipated director compensation program. Please see page 104.

Aviv REIT, Inc. Financial Statements as of and for the fiscal year ended December 31, 2011

Notes to Consolidated Financial Statements of Aviv REIT, Inc.

6. Lease Intangibles, page F-20

Staff comment No. 7:

We note your response to prior comment 38. Based on your response, it appears that the only acquisition with in-place leases occurred in December 2011. In that regard, please tell us the nature of the above and below market lease intangibles that you have recorded that are not related to the December 2011 acquisition and how you determined it was appropriate to record these intangibles. Additionally, for the properties without leases in-place, please tell us how you determined that you acquired a business as opposed to an asset.

Securities and Exchange Commission

December 28, 2012

Response:

The above and below market lease intangibles that do not relate to the December 2011 acquisition were a result of purchase price allocation resulting from a business combination that occurred during 2005 and 2006. Aviv Healthcare Properties Limited Partnership was formed in 2005 for the purpose of combining various entities (the “Roll-up”) comprised of limited partnerships, limited liability companies, corporations, and general partnerships with varying ownership. While there was some commonality of ownership interests among the entities, common control did not exist among these entities prior to or subsequent to the Roll-up. The Roll-up was treated as a business combination of real estate assets at fair value with the largest of the combining entities identified as the accounting acquirer. The deemed accounting acquirer’s assets, liabilities, and equity were reported in the consolidated financial statements at their historical cost. All other remaining real estate assets, effective on their respective acquisition dates, were deemed to have been acquired, and these acquired assets and assumed liabilities were recorded on such dates at their fair value and leases that were in-place at the time of the Roll-up were compared to fair value lease rates and corresponding above and below market lease intangibles were recorded and continue to be amortized to the extent that those lease arrangements are still in-place as of the date of this filing.

With respect to the acquisition of properties without leases in-place, the Company considered the guidance in ASC 805 and concluded that such acquisitions constitute a business as opposed to an asset. The Company establishes a long-term leasing relationship with a tenant/operator at the time of acquisition based on the premise that the properties are fully operational skilled nursing home facilities (input), that are operated by the tenant/operator with an in-place work force (process) and that currently generate operating cash flows (output). Accordingly, the Company treats the acquisition as an acquisition of a business as opposed to an acquisition of an asset.

Aviv Healthcare Properties Limited Partnership and Subsidiaries Financial Statements as of and for the fiscal year ended December 31, 2011

Notes to Consolidated Statements, page F-46

8. Partnership Equity and Incentive Program, page F-61

Staff comment No. 8:

We note your response to prior comment 41. Please address the following:

(a) Tell us the nature of the distributions under the 2010 Management Incentive Plan and how these distributions resulted in a difference between the cash basis disclosure and the accrual basis disclosure;

Securities and Exchange Commission

December 28, 2012

(b) Please tell us how you determined it was appropriate to aggregate accretion relating to Class E Units and the cost of redemption of Class F Units with distributions on the Consolidated Statements of Changes in Equity; and

(c) Provide clarifying disclosure within the annual and interim financial information for your company and Operating Partnership to indicate that such amounts provided are on a cash basis.

Response:

(a) The distributions under the Aviv REIT, Inc. 2010 Management Incentive Plan (“MIP”) reflect dividend equivalents accrued on time-based nonqualified stock options to purchase shares of common stock of the Company (as opposed to an equity interest in the operating partnership). The distributions do not result in a difference between the cash basis disclosure and the accrual basis disclosure. All distributions are declared during the quarter reported, and paid in the quarter following or, if later, upon the vesting of the underlying stock option. The Statement of Changes in Equity includes the distributions accrued to Class A-F Units on the line titled “Distributions to partners,” which agrees (without material error) to the Distribution table in Footnote 8. The “Dividends to stockholders” line of the Statement of Changes in Equity includes the distributions accrued to Class G Units and to MIP options. Distributions accrued to Class G Units and MIP options are disclosed in two different footnotes; Class G Unit distributions are included in Footnote 8, whereas the MIP distributions are included in Footnote 9.

(b) In September 2010, in connection with a restructuring tied to the Lindsay Goldberg transaction, the Company redeemed 100% of the outstanding Class E Units and 50% of the outstanding Class F Units that had been purchased by Lindsay Goldberg from limited partners in the operating partnership in exchange for the issuance to Lindsay Goldberg of Class G Units. The Company determined that it was appropriate to aggregate accretion relating to Class E Units and the cost of redemption of Class F Units with distributions on the Consolidated Statements of Changes in Equity because adequate disclosure regarding the redemption is included in the Notes to the financial statements.

(c) The Company has revised its disclosure to indicate that the annual and interim financial information for the Company and the Operating Partnership are provided on an accrual basis. Please see pages F-24, F-61, F-102 and F-126.

Securities and Exchange Commission

December 28, 2012

Signatures, page II-8

Staff comment No. 9:

Please note that the power of attorney submitted with draft registration statements does not apply to the first publicly filed registration statement. Please include signatures with your next amendment.

Response:

The Company has filed a power of attorney with Amendment No. 1 as Exhibit 24.1.

* * * * *

If you wish to discuss Amendment No. 1 to the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Sincerely,
/s/ Robert L. Verigan
Robert L. Verigan

Enclosures

cc:	Craig M. Bernfield, Aviv REIT, Inc.

William J. Whelan III, Cravath, Swaine & Moore LLP